UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June,  2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date June 03, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

INFORMATION TO INVESTORS

No. TEL.  134/PR000/COP-A00700000/2015

TELEKOMUNIKASI INDONESIA INTERNATIONAL (USA)
PLANS TO ACQUIRE GTA

Jakarta, June 01, 2015. PT Telkom Indonesia (Persero) Tbk through one of its international operation arms,  Telekomunikasi Indonesia International (USA) Inc. (“Telkom USA”), announced that on May 29, 2015, it has reached a definitive agreement with funds serviced by Advantage Partners, toward the acquisition of the latter’s equity in AP Teleguam Holdings, Inc. parent company of GTA Teleguam (“GTA”).  The transaction is subject to the required Guam and USA federal regulatory approvals. Once the sale closes, GTA will become part of Telkom’s portfolio of international operations.

The acquisition will strengthen Telkom’s portfolio of international operations which include Telin Singapore, Telin Hong-Kong, Telkom Australia, Telkom Taiwan, Telkom USA, Telin Malaysia, Telkom Macau, Telin Timor-Leste and a branch in Myanmar.

“We are very excited to bring GTA into the Telkom family of international operations,” said Mr. Honesti Basyir, President Commissioner of Telkom International. “Guam is a very interesting market and a great fit for our international expansion. It is geographically strategic, has one of the highest GDP per capita among Asian markets with well-educated workforce pool, and is a great adopter of new mobile and fixed technology.”

Telkom and GTA have had a relationship for more than a year now, stemming from their partnership in the South East Asia United States (SEA-US) submarine cable system. The two are part of a consortium working to build capacity to meet the growing demand for bandwidth between Southeast Asia and North America.

“Our involvement in the SEA-US cable project gave us an opportunity to get to know GTA quite well,” said Mr. Basyir. “GTA is a strong and well-respected brand. It’s the largest, fastest growing telecommunications company in its home market. It has a commitment to providing an excellent customer experience. It’s a quality and technology leader in mobile, landline, and Internet business. It has a high-performing employee base. And we really appreciate its commitment to giving back to the community.”

Robert Haulbrook, President and CEO of GTA, commented: “After 10 years of private-equity ownership, I believe this is a good time to transition the company to a successful international telecommunications firm such as Telkom. Since our privatization in 2005, employees have successfully transformed GTA into a rapidly growing company with a reputation for excellence in landline, mobile and Internet products.  They brought new services for Guam customers, including the launch of the GSM and 4G LTE networks, digital TV services, and investments to its fiber optic network.”

Haulbrook added: “GTA has been able to retain the local management and local Guam culture even though we have been owned by offshore investors for ten years. We expect the transition to new ownership to be seamless for both employees and customers.  I’m certain that GTA will greatly benefit from the wealth of knowledge, investment focus, technical proficiency and employee development for which Telkom is known.”

Sincerely yours,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

For further information please contact:

PT Telkom  Indonesia (Persero) Tbk

Investor Relations

Tel.                  :  62-21-5215109

Fax.                 :  62-21-5220500

E-mail              :  investor@telkom.co.id

Website           :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”).

In accordance with its vision to become a major player in the TIMES industry at regional levels, Telkom plans to expand business through Telkom International expansion program. Currently, Telkom has already expanded to Singapore, Hong Kong, Macau, Timor Leste, Malaysia, Taiwan, Myanmar, Saudi Arabia, Australia and New Zealand.

About GTA

GTA is an innovative, full-service communications company dedicated to enhancing the lifestyles, productivity and future of Guam's residents, businesses and government agencies. GTA has been serving Guam for over 40 years with an integrated, quadruple-play platform i.e. Wireless, Broadband, Pay-TV and Fixed Phone, supported by comprehensive network infrastructure. This demonstrates GTA's commitment to building and maintaining a world-class communications infrastructure for Guam.

About Telkom USA

Telkom USA was established in December 2013 and is 100% owned by PT Telekomunikasi Indonesia International (Telin). Telin is a sub holding company of Telkom Indonesia which focuses on International Business Portfolios.

Forward-Looking Statements

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. These statements reflect GTA’s and Telkom Group’s current expectations, beliefs or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and GTA and Telkom Group do not undertake any obligation to update publicly or revise any forward-looking statements.